Exhibit 99.1

JinkoSolar Announces the Offering of 3,500,000 American Depositary Shares

SHANGHAI, September 16, 2013 / -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS), a global leader in the solar PV industry, today announced the commencement of an offering of 3,500,000 American Depositary Shares (the “ADSs”), each representing four ordinary shares of the Company, at par value US$0.00002 per share.

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Jefferies LLC will act as joint bookrunners for the offering.

The offering will be made pursuant to the Company's shelf registration statement on a Form F-3/A filed with the Securities and Exchange Commission on August 14, 2013, which became effective on August 15, 2013. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company's registration statement on Form F-3/A and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov.

Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037, from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York, New York 11717 or by telephone at (866) 803-9204, or from Jefferies LLC at 520 Madison Avenue, New York, New York 10022 or by telephone at (877) 547-6340.

About JinkoSolar Holdings Co., Ltd.

JinkoSolar is a global leader in the solar PV industry with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai and Beijing, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, the United States; Queensland, Australia; Ontario, Canada; Singapore; Tokyo, Japan; and Cape Town, South Africa.

JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of approximately 1.5 GW each for silicon ingots and wafers, solar PV cells, and solar PV modules, as of June 30, 2013. JinkoSolar sells electricity in China and distributes its solar products to a diversified customer base in the global PV market, including Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China, India, Japan, South Africa, and other countries and regions.

www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6061 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5826-4939

Email: carnell@christensenir.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1-480-614-3003

Email: jbloker@christensenir.com